UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  June 22, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

REDUCTION OF THE SHARE CAPITAL AND HOLDING OF OWN SHARES (22 JUNE 2009)

At Novo Nordisk's ordinary general meeting on 18 March 2009, it was decided to reduce the company's B share capital from DKK 526,512,800 to DKK 512,512,800 by cancellation of part of the company's portfolio of own B shares at a nominal value of DKK 14,000,000 divided into 14,000,000 B shares of DKK 1 each.

Today, Novo Nordisk has registered the final implementation of the reduction of the share capital with the Danish Commerce and Companies Agency and cancelled nominally DKK 14,000,000 B shares. After the reduction of the share capital, the company's share capital is nominally DKK 620,000,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 512,512,800.

HOLDING OF OWN SHARES

In the company's Company Announcement no 34/2009 released earlier today it was stated that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates as per 22 June 2009 owned 32,741,741 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 32,741,741 or 5.2% of the total share capital.

Following the cancellation of nominally DKK 14,000,000 (14,000,000 shares) of the company's own B shares and pursuant to Section 28 and 29 of the Danish Securities Trading Act, it is hereby announced that Novo Nordisk A/S and its wholly-owned affiliates now own 18,741,741 of its own B shares. This corresponds to a total nominal value of DKK 18,741,741 B shares or 3.0 % of the total share capital, meaning that Novo Nordisk A/S no longer holds more than 5% of the total share capital.

The reduction in the share capital will not affect Novo Nordisk's share repurchase programme which will continue as previously announced.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                 Investors:

Outside North America:                 Outside North America:
Elin K Hansen                          Mads Veggerby Lausten
Tel: (+45) 4442 3450                   Tel: (+45) 4443 7919
ekh@novonordisk.com                    mlau@novonordisk.com

                                       Kasper Roseeuw Poulsen
                                       Tel: (+45) 4442 4471
                                       krop@novonordisk.com

In North America:                      In North America:
Sean Clements                          Hans Rommer
Tel: (+1) 609 514 8316                 Tel: (+1) 609 919 7937
secl@novonordisk.com                   hrmm@novonordisk.com

Company Announcement no 35 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 22, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer